Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended March 31,
	2010	2009
Net earnings (loss)	$(162)	$257
Effect of dilutive securities	0	0

Net earnings (loss) – assuming dilution	$(162)	$257

Average common shares outstanding	428.8	423.1
Effect of dilutive securities
Restricted stock performance share plan	0	0
Stock options	0	0

Average common shares outstanding – assuming dilution	428.8	423.1

Net earnings (loss) per common share	$(0.38)	$0.61

Net earnings (loss) per common share – assuming dilution	$(0.38)	$0.61

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.